Exhibit 99.1

Company Contact: Michael Rabinovitch EVP & Chief Financial Officer (954) 590-9000

BIRKS & MAYORS ANNOUNCES NEW FINANCINGS

MONTREAL – (BUSINESS WIRE) – July 31, 2013 – Birks & Mayors Inc. and certain wholly-owned subsidiaries (the “Company” or “Birks & Mayors”) (NYSE MKT:BMJ), entered into a lease agreement on July 24, 2013 with Varilease Finance, Inc. The lease agreement provides funding for up to $3 million of remodeling costs for three of Mayors stores in Florida that are being transformed into the Company’s new shop in shop format of retailing, which commenced last fiscal year in several stores with great success. The financing will be repaid over a period of 30 months.

In addition, the Company is pleased to announce that it has entered into non-binding proposals (the “Proposals”) with certain existing and new lenders with regard to a new credit facility and amendments to its existing credit agreements which would increase the amount of borrowing available under the Company’s credit facilities by up to $15 million and to extend the maturity of certain credit facilities by several years. The Company hopes to execute the definitive documentation related to these financing arrangements within the next 30 to 45 days.

Mike Rabinovitch, the Company’s Executive Vice President and Chief Financial Officer commented, “This modified financing structure, if consummated, will significantly reduce the level of liquidity risk the Company has had and will provide funding for critical investments necessary to further the Company’s growth initiatives”.

The financing arrangements contemplated by the Proposals are subject to a number of conditions precedent, including negotiation of satisfactory definitive documentation and other conditions and covenants customary for credit facilities of this nature. The Company gives no assurance that the financing arrangements contemplated by the Proposals will occur or, if they occur, will occur on the terms and conditions contemplated by the Proposals.

About Birks & Mayors Inc.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of July 25, 2013, the Company operated 29 stores under the Birks brand in most major metropolitan markets in Canada, 20 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s financing structure, including (i) the ability to consummate modifications to its existing financing structure that will significantly reduce the level of liquidity risk the Company has had and provide funding for critical investments necessary to further the Company’s growth initiatives; and (ii) the timing of the execution of the definitive documentation giving effect to the financing arrangements contemplated by the Proposals. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will be able to consummate the new financing arrangements. These risks and uncertainties include, but are not limited to the following: (i) the ability to negotiate definitive documentation giving effect to the financing arrangements contemplated by the Proposals and to satisfy the various conditions precedent under the Proposals; (ii) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our ability to consummate the financing arrangements and (iii) the impact of fluctuations in foreign exchange rates and borrowing costs and their related impact on the cost of financing. Information concerning factors that could cause actual results to differ materially are set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 3, 2013 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.